Exhibit 99.1

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

July 15, 2019

NOTICE OF 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 27, 2019

[as published on July 15, 2019]

Dear Kornit Digital Ltd. Shareholders:

We cordially invite you to attend the 2019 Annual General Meeting of Shareholders, or the Meeting, of Kornit Digital Ltd., or the Company, to be held at 12:00 p.m. (Israel time) on Thursday, August 22, 2019, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel.

The Meeting is being called for the following purposes:

(1)	To re-elect each of (a) Mr. Alon Lumbroso and (b) Mr. Dov Ofer for a three-year term as a Class I director of the Company, until the Company’s annual general meeting of shareholders in 2022 and until his successor is duly elected and qualified;

(2)	To elect each of (a) Mr. Stephen Nigro and (b) Mr. Ronen Samuel (our chief executive officer) for an initial two-year term as a Class III director of the Company, until the Company’s annual general meeting of shareholders in 2021 and until his successor is duly elected and qualified, to fill the Class III director seats on our board of directors being vacated by Messrs. Eli Blatt and Marc Lesnick, who are resigning from those seats effective as of the conclusion of the Meeting;

(3)	To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2019 and for the additional period until our 2020 annual general meeting of shareholders, and to authorize our board of directors to fix such accounting firm’s annual compensation;

(4)

To ratify and clarify certain employment terms of Mr. Ronen Samuel, our chief executive officer, consisting of:

(a) a special bonus of up to three (3) months’ of base salary that may be granted to Mr. Samuel annually based on achievements to be determined by the Company’s board of directors that are not included in Mr. Samuel’s annual bonus plan (in a manner similar to what was previously provided to our former chief executive officer, Mr. Gabi Seligsohn), such that, with respect to 2018, Mr. Samuel would be entitled to a special bonus of NIS 137,000 (approximately US $38,600 as of the date hereof) under the foregoing bonus mechanism, in recognition of his leadership of the successful transition for the Company during the period following his appointment to replace Mr. Gabi Seligsohn as our chief executive officer; and

(b) acceleration of 50% of Mr. Samuel’s unvested equity grants upon a change of control of the Company that is followed by termination of Mr. Samuel’s employment under certain circumstances; and

(5)	To approve a one-time grant of options to purchase 100,000 ordinary shares for Mr. Ronen Samuel, our chief executive officer, subject to a four-year vesting schedule and certain other provisions under Mr. Samuel’s employment terms and the Company’s 2015 Incentive Compensation Plan.

Members of our management will be available at the Meeting to present and discuss our auditors’ report and consolidated financial statements as of, and for the year ended, December 31, 2018, as previously made available to our shareholders as part of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2019, which is available at www.sec.gov and at the “Investors” section of our Company’s website, www.kornit.com.

Our board of directors unanimously recommends that you vote in favor of the above proposals, which are described in the proxy statement that will be distributed to you together with this Notice of 2019 Annual General Meeting of Shareholders.

Shareholders of record at the close of business on July 19, 2019 are entitled to vote at the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposals 4(a), 4(b) and 5 (each of which relates to a compensatory matter for our chief executive officer) requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are not controlling shareholders (as to be described in our proxy statement for the Meeting) and do not have a conflict of interest (which is referred to under the Israeli Companies Law as a “personal interest,” as to be described in the proxy statement) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading this Notice of 2019 Annual General Meeting of Shareholders and the proxy statement for the Meeting, please mark, date, sign and mail the proxy card or voting instruction form as promptly as possible in the stamped envelope to be provided to you, or please follow the instructions for voting to be sent to you electronically. If mailing in your proxy to our transfer agent in the envelope to be enclosed or providing voting instructions via a physical voting instruction form, your vote must be received by noon, Eastern time, on August 21, 2019, to be validly included in the tally of ordinary shares voted at the Meeting. If you are a street holder (i.e., you hold your shares through a bank, broker or other nominee) and are voting online (at www.proxyvote.com) or via telephone, your vote must be received by 11:59 p.m. Eastern time on August 20, 2019. If sending in your proxy card directly to our registered office, it must be received at least four hours prior to the appointed time for the Meeting. Detailed voting instructions will be provided both in the accompanying proxy statement and on the proxy card or voting instruction form to be sent to you. An electronic copy of the enclosed proxy materials will also be available for viewing at http://ir.kornit.com/. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on July 29, 2019, at the registered office of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel, from Sunday to Thursday (excluding Israeli holidays), 10:00 a.m. to 5:00 p.m. (Israel time). Our telephone number at our registered office is +972-3-908-5800.

Sincerely, Yuval Cohen Chairman of the Board of Directors

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

+972-3-908-5800

PROXY STATEMENT

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of Kornit Digital Ltd., to which we refer as Kornit Digital or the Company, to be voted at the Company’s 2019 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2019 Annual General Meeting of Shareholders. The Meeting will be held at 12:00 p.m. (Israel time) on Thursday, August 22, 2019, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel.

This Proxy Statement, the attached Notice of 2019 Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available on or about July 25, 2019 to holders of Kornit Digital ordinary shares.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on Friday, July 19, 2019, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	Re-election of each of (a) Mr. Alon Lumbroso and (b) Mr. Dov Ofer for a three-year term as a Class I director of the Company, until the Company’s annual general meeting of shareholders in 2022 and until his successor is duly elected and qualified;

(2)	Election of each of (a) Mr. Stephen Nigro and (b) Mr. Ronen Samuel (our chief executive officer) for an initial two-year term as a Class III director of the Company, until the Company’s annual general meeting of shareholders in 2021 and until his successor is duly elected and qualified, to fill the Class III director seats on our Board being vacated by Messrs. Eli Blatt and Marc Lesnick, who are resigning from those seats effective as of the conclusion of the Meeting;

(3)	Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2019 and for the additional period until our 2020 annual general meeting of shareholders, and authorization of our Board to fix such accounting firm’s annual compensation;

(4)

Ratification and clarification of certain employment terms of Mr. Ronen Samuel, our chief executive officer, consisting of:

(a) a special bonus of up to three (3) months’ of base salary that may be granted to Mr. Samuel annually based on achievements to be determined by the Company’s board of directors that are not included in Mr. Samuel’s annual bonus plan (in a manner similar to what was previously provided to our former chief executive officer, Mr. Gabi Seligsohn), such that, with respect to 2018, Mr. Samuel would be entitled to a special bonus of NIS 137,000 under the foregoing bonus mechanism, in recognition of his leadership of the successful transition for the Company during the period following his appointment to replace Mr. Gabi Seligsohn as our chief executive officer; and

(b) acceleration of 50% of Mr. Samuel’s unvested equity grants upon a change of control of the Company that is followed by termination of Mr. Samuel’s employment under certain circumstances; and

(5)	Approval of a one-time grant of options to purchase 100,000 ordinary shares for Mr. Ronen Samuel, our chief executive officer, subject to a four-year vesting schedule and certain other provisions under Mr. Samuel’s employment terms and the Company’s 2015 Incentive Compensation Plan.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On Friday, July 12, 2019, we had 40,375,077 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date— July 19, 2019— is entitled to one vote upon each proposal to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by his, her or its shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits votes for the Meeting, but does not vote on a particular proposal because that holder of record does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote tally on a particular proposal.

Vote Required for Approval of the Proposals

Under the Israeli Companies Law 5759-1999, or the Companies Law, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each proposal. Because an abstention, as well as a broker non-vote, is not treated as a vote “FOR” or a vote “AGAINST” a proposal, it does not impact whether the requisite majority has been achieved for approval of that proposal.

In addition to requiring the achievement of an ordinary majority of shares present and voting, the Companies Law provides that the approval of each of Proposals 4(a), 4(b) and 5 (each of which relates to a compensatory matter for our chief executive officer) furthermore requires that one of the following two voting requirements be met:

●	the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are not controlling shareholders (as defined below) and do not have a conflict of interest (which is referred to under the Israeli Companies Law 5759-1999, or the Companies Law, as a “personal interest,” as defined below) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of a company). A person is presumed to be a controlling shareholder if it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer (referred to under the Companies Law as a general manager). For purposes of Proposals 4(a), 4(b) and 5, a controlling shareholder furthermore includes a shareholder that holds 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights in our Company. A controlling shareholder does not include a shareholder whose power derives solely from his or her position as a director of our Company or from any other position with our Company.

We are not aware of any shareholder that would be considered a controlling shareholder of our Company under the Companies Law for the purposes of the above-described special majority requirements for the approval of Proposals 4(a), 4(b) and 5.

A “personal interest” of a shareholder (which we refer to as a “conflict of interest” elsewhere in this Proxy Statement and in the accompanying proxy card and voting instruction form) (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of a company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Votes cast by controlling shareholders and shareholders with conflicts of interest are counted for purposes of determining a quorum with respect to Proposals 4(a), 4(b) and 5, and for determining whether holders of a majority of ordinary shares present and entitled to vote approve Proposals 4(a), 4(b) and 5; however, the vote of any such shareholders will not be counted towards the majority requirement described in the first bullet point above or towards the two percent (2%) threshold described in the second bullet point above.

In the case of each of Proposals 4(a), 4(b) and 5, a shareholder must inform us before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of such proposal, and failure to do so disqualifies the shareholder from participating in the vote on such proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of those proposals (and to therefore be counted towards or against the special majority required for approval of those proposals), please check the box “FOR” in Items 4(a)A, 4(b)A and 5A on the accompanying proxy card or voting instruction form when you record your vote on Proposals 4(a), 4(b) and 5, respectively. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 4(a), 4(b) or 5, you should check the box “AGAINST” in Item 4(a)A, 4(b)A or 5A, as applicable, on the enclosed proxy card or voting instruction form. In that case, your vote on Proposal 4(a), 4(b) or 5 will be counted towards or against the ordinary majority required for the approval of Proposals 4(a), 4(b) and/or 5, but not towards or against the special majority required for approval of those proposals.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form (which voting instruction form may be submitted electronically (online) or via telephone as well).

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our investor relations website at http://ir.kornit.com, and may complete and sign that proxy card (also printing on the proxy card the name of the record shareholder holding your ordinary shares) and return it to Nitsan Deutsch, our general counsel, via e-mail to nitsan.deutsch@kornit.com or via fax to her attention at +972-3-908-0280. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4809246 Israel at least four hours prior to the Meeting on Thursday, August 22, 2019, or our registrar and transfer agent receives it in the enclosed envelope not later than noon, Eastern time, on Wednesday, August 21, 2019.

If you provide specific instructions (by marking a box) with regard to a proposal, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a proposal, your shares will be voted in favor of such proposal, in accordance with the recommendation of the Board. If no direction is made with respect to Proposals 4(a), 4(b) or 5, you will be deemed to have abstained from voting on such proposals (unless you complete the box “FOR” or “AGAINST” in Item 4(a)A, 4(b)A or 5A, in which case your shares will be voted in favor of Proposal 4(a), 4(b) or 5 (as applicable)).

Holders in “Street Name”

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may utilize the control number appearing on their voting instruction form to submit their voting instructions to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com) or via telephone, if so indicated on their voting instruction form. If mailing in your physical voting instruction form, your vote must be received by noon, Eastern time, on Wednesday, August 21, 2019 to be validly included in the tally of ordinary shares voted at the Meeting. If you provide your voting instructions online (at www.proxyvote.com) or via telephone, your vote must be received by 11:59 p.m. Eastern time on Tuesday, August 20, 2019. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement that shows that you own your shares as of the record date for the Meeting (July 19, 2019).

If you are a beneficial owner of shares and do not specify how you want to vote on a proposal on your voting instruction form, your broker will generally not be permitted to instruct its agent to cast a vote with respect to that proposal. That is commonly referred to as a “broker non-vote.” Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 3 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.

In the event of a broker non-vote with respect to one or more proposals, those shares will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on such proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on Friday, July 19, 2019. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Friday, July 19, 2019.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In that case, these proxy materials are being sent directly to you. As a shareholder of record, you have the right to send in your voting proxy either in the enclosed envelope to our transfer agent, or directly to the General Counsel of our Company (as described under “How You Can Vote” above). In the alternative, you may vote in person at the Meeting.

Revocation of a Proxy or Voting Instructions

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Beneficial shareholders holding their shares in street name should contact their brokers, banks or other nominees for information as to how to revoke their voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about July 25, 2019. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by the Company’s transfer agent or otherwise, and the outcome of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.kornit.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth the number of ordinary shares beneficially owned by all persons known by us to beneficially own more than 5% of our ordinary shares, as of the dates specified below, based on public filings or information provided to us by such shareholders.

Name	Number of Shares Beneficially Held	Percent(1)

American Capital Management Inc.(2)	2,847,478	7.1%
Clal Insurance Enterprises Holdings Ltd. and affiliates(3)	2,610,128	6.5%

(1)	Based on 40,375,077 ordinary shares outstanding as of July 12, 2019.

(2)	As of December 31, 2018, based on a Form 13F filed with the SEC on February 8, 2019.

(3)	As of December 31, 2018, based on an amendment to Schedule 13G, and an initial Schedule 13G, filed by Clal Insurance Enterprises Holdings Ltd., or Clal, and by IDB Development Corporation Ltd., or IDB, respectively, with the SEC, in each case on February 14, 2019. All of the ordinary shares reported as beneficially owned by Clal are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, Clal does not admit beneficial ownership of any of those shares. IDB is an affiliate of Clal and is deemed to beneficially own the ordinary shares held by Clal, along with an additional 140 ordinary shares held directly by Epsilon Investment House Ltd., an indirect subsidiary of Discount Investment Corporation Ltd., an Israeli public corporation, which is controlled by Eduardo Sergio Elsztain. Those additional shares are held by portfolio management and/or mutual funds, which are managed by Epsilon Investment House Ltd. and/or Epsilon Mutual Funds Management (1991) Ltd. for the accounts of third-party clients. Accordingly, Mr. Elsztain disclaims beneficial ownership of those additional ordinary shares.

BOARD PRACTICES, CORPORATE GOVERNANCE AND COMPENSATION OF CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

Item 6.B (“Compensation”) of our Annual Report on Form 20-F for the year ended December 31, 2018, which we filed with the SEC on March 26, 2019 (which we refer to as our 2018 Form 20-F), contains information regarding compensation paid to our directors and certain office holders (including our five most highly compensated office holders) with respect to 2018. Item 6.C of our 2018 Form 20-F (“Board Practices”) contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those portions of our 2018 Form 20-F (which we incorporate by reference herein, and which are linked below) to obtain additional information.

https://www.sec.gov/Archives/edgar/data/1625791/000121390019004880/f20f2018_kornitdigital.htm#a_11

PROPOSAL 1

RE-ELECTION OF OUR CLASS I DIRECTORS

Background

Under the Companies Law and our Articles of Association, the management of our business is vested in our Board. The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Articles of Association provide that our Board must consist of at least five and not more than nine directors, including at least two external directors required to be appointed under the Companies Law.

Our Board currently consists of nine directors. Our directors (excluding external directors) are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (excluding external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

Our non-external directors are currently divided among the three classes as follows:

(i) our Class I directors are Alon Lumbroso and Dov Ofer, whose current terms expire at the Meeting;

(ii) our Class II directors are Ofer Ben-Zur and Gabi Seligsohn, whose current terms expire at our 2020 annual general meeting of shareholders, and upon the election and qualification of their respective successors; and

(iii) our Class III directors are Yuval Cohen, Eli Blatt and Marc Lesnick, whose current terms expire at our 2021 annual general meeting of shareholders, and upon the election and qualification of their respective successors.

As described in Proposal 2 below, two of our Class III directors— Messrs. Blatt and Lesnick— have submitted their letters of resignation to the Board and will cease to serve as directors, effective upon the conclusion of the Meeting. We are proposing the initial election, pursuant to Proposal 2, of Mr. Stephen Nigro and Mr. Ronen Samuel (our chief executive officer) to fill the vacancies caused by those resignations and to serve for the remaining two years of the term of the Class III directors, until our annual general meeting of shareholders in 2021. Please see Proposal 2 for more information.

As to our Class I directors whose term expires at the Meeting, our Board has nominated each of them— Messrs. Alon Lumbroso and Dov Ofer— for re-election to our Board for an additional three-year term, until our 2022 annual general meeting of shareholders. Our Board recommends that our shareholders re-elect those nominees pursuant to this Proposal 1. It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for one of them) will be voted for the re-election of each such nominee as a Class I director.

The Board has determined that each of Messrs. Lumbroso and Ofer satisfies the Companies Law non-affiliated director requirements as well as the independent director requirements under the NASDAQ Listing Rules.

Each of the Class I director nominees, whose professional background is provided below, has advised the Company that he is willing, able and ready to serve as a Class I director if re-elected. Additionally, in accordance with the Companies Law, each of those nominees has certified to us that he meets all of the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his duties as a director of the Company, taking into account the size and needs of our Company. We do not have any understanding or agreement with respect to the future election of either of the nominees.

Set forth below is certain biographical information regarding the background and experience of Messrs. Lumbroso and Ofer:

Alon Lumbroso has served as a member of our Board since March 2015. Since June 2019, Mr. Lumbroso serves as the CEO of Cardo Systems Ltd. the creator of the world’s leading communication devices for the motorcycle industry. Since June 2015 until August 2017, Mr. Lumbroso has been the chief executive of Dip-Tech Ltd. and from August 2017 until November 2018 served as Managing Director of Dip-Tech that become a subsidiary of Ferro (NYSE: FOE) a leading global functional coatings and color solutions. From 2011 to 2014, Mr. Lumbroso served as President of Mul-T-Lock Ltd., a subsidiary of ASSA ABLOY, a global supplier of locks and security solutions, as well as Market Region Manager of ASSA ABLOY. From 2005 to 2011, he served as Chief Executive Officer and director of Larotec Ltd., a developer and manufacturer of web-based end-to-end solutions. From 2000 to 2003, he served as Managing Director of Creo Europe (now CreoEMEA and formerly CreoScitex), a manufacturer and supplier of digital presses and printers. In addition, from 1998 to 2000, Mr. Lumbroso served as Managing Directors of Scitex and CreoScitex Asia Pacific, Hong Kong. Currently, he serves as a partner and director of iCar 2007 Ltd. Mr. Lumbroso holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Bar-Ilan University in Israel.

Dov Ofer has served as a member of our Board since March 2015 and is a member of our audit and compensation committees. From 2007 to 2013, Mr. Ofer served as Chief Executive Officer of Lumenis Ltd. (NASDAQ: LMNS), a medical laser device company. From 2005 to 2007, he served as Corporate Vice President and General Manager of HP Scitex (formerly a subsidiary of Scailex Corporation Ltd. (TASE: SCIX)), a producer of large format printing equipment. From 2002 to 2005, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. Prior to joining Scitex, Mr. Ofer held various managerial positions in the emerging Israeli high tech sector and participated in different mergers and acquisitions within the industry. Currently, Mr. Ofer serves as chairman of Magen Eco-Energy RCA Ltd., vice chairman of Scodix Ltd. and director Stratasys Ltd. (Nasdaq: SSYS). He holds a B.A. in Economics from the Hebrew University in Israel as well as an M.B.A. from the University of California Berkeley in California.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting pursuant to this Proposal 1:

(a)	“RESOLVED, that the re-election of Mr. Alon Lumbroso as a Class I director of Kornit Digital Ltd., for a term of three years that expires at Kornit’s annual general meeting of shareholders in 2022 and upon the due election and qualification of his successor, be, and hereby is, approved in all respects”; and

(b)	“RESOLVED, that the re-election of Mr. Dov Ofer as a Class I director of Kornit Digital Ltd., for a term of three years that expires at Kornit’s annual general meeting of shareholders in 2022 and upon the due election and qualification of his successor, be, and hereby is, approved in all respects”.

Required Vote

As is more fully described above (under “Vote Required for Approval of the Proposals”), the vote required for the re-election of each of Mr. Alon Lumbroso and Mr. Dov Ofer as a Class I director is the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the Meeting and voting on paragraph (a) or (b), as applicable, of this proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends that you vote “FOR” the re-election of each of the two Class I directors.

PROPOSAL 2

ELECTION OF TWO CLASS III DIRECTORS TO FILL VACANCIES

Background

As referenced in the “Background” to Proposal 1, two of our existing Class III directors— Messrs. Eli Blatt and Marc Lesnick— have submitted resignation letters that will be effective upon the conclusion of the Meeting. Those resignations will create two vacancies on the Board. Under our Articles of Association, when a director is elected or appointed to fill any such vacancy, he or she serves for the remainder of the present term of the class of directors in which the former director had served. Thus, if elected at the Meeting, our nominees to replace Messrs. Blatt and Lesnick will serve as Class III directors for a two-year period, until the annual meeting of shareholders in 2021, at which all Class III directors are scheduled for election or reelection.

The Board has nominated each of Mr. Stephen Nigro and Mr. Ronen Samuel (our chief executive officer) for initial election to serve as a Class III director for that two-year period, until our annual general meeting of shareholders in 2021 and until the due election and qualification of his successor.

The Board has determined that Mr. Nigro satisfies the independence requirements under the NASDAQ Listing Rules. The Board has furthermore determined that assuming the election of each of the four nominees for director at the Meeting (the two Class I director nominees and two Class III director nominees pursuant to Proposals 1 and 2, respectively), a majority of the Board (five out of nine prospective directors), consisting of Ms. Lauri Hanover, Mr. Alon Lumbroso, Mr. Stephen Nigro, Mr. Yehoshua (Shuki) Nir and Mr. Dov Ofer, is constituted by independent directors under the NASDAQ Listing Rules.

Each of the Class III director nominees, whose professional background is provided below, has advised the Company that he is willing, able and ready to serve as a Class III director if elected. Additionally, in accordance with the Companies Law, each of those nominees has certified to us that he meets all of the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his duties as a director of the Company, taking into account the size and needs of our Company. We do not have any understanding or agreement with respect to the future election of either of the nominees.

The following biographical information is provided with respect to Messrs. Nigro and Samuel and is based upon information furnished to the Company by them:

Stephen Nigro has served as a strategic advisor to our Company since April 1, 2019. Mr. Nigro retired in early 2019 after 37 years at Hewlett–Packard, or HP, most recently serving as President of HP’s 3D printing business, where he created and scaled a new technology and business, serving as a driving force towards HP’s leadership in both the plastic and metal 3D printing markets. Mr. Nigro currently serves on the steering committee for the Oregon Business Council and is a Board member of iUrbanTeen, which promotes STEM education to underrepresented teens.  Prior to heading HP’s 3D printing business, Mr. Nigro served as Senior Vice President of HP Imaging and Printing Business, where he was responsible for leading HP’s World Wide HP 2D printing business.  Prior to that position, Mr. Nigro led the World Wide Inkjet and Graphics Business, which served the consumer, business, and Graphics segments, with both inkjet and LEP printing solutions.  Mr. Nigro was involved in initiating several matters at HP, including: delivery of the first HP color inkjet solution to the market; setting up HP’s Inkjet Supplies operation in Singapore; development of HP’s first off-axis inkjet platform; HP’s move into the low-end consumer printing market, delivering a new low-end inkjet platform; creation and scaling of the HP Graphics printing business;  the connected printing strategy introducing big data and a new Instant Ink business model; and the creation of the HP 3D printing business.  Mr. Nigro spent time at HP’s locations in San Diego, California; Corvallis, Oregon; Singapore; Palo Alto; and Vancouver, Washington. Mr. Nigro holds a bachelor’s degree in mechanical engineering from the University of California at Santa Barbara and a master’s degree in electrical engineering from Stanford University.

Ronen Samuel has served as our Chief Executive Officer since August 1, 2018. Prior to joining our Company, Mr. Samuel served in various capacities at HP, over the course of the previous 18 years. Most recently, he served as Vice President and General Manager of HP Indigo and WebPress EMEA. Prior to that, Mr. Samuel led HP’s Asia Pacific and Japan region for seven years. He was also engaged in Strategic Marketing while at HP, working closely with Research and Development to define future products. While at HP, Mr. Samuel also served in various capacities as products/projects manager. Prior to his career in printing technology, Mr. Samuel spent seven years in the Israeli Air Force, rising to the rank of major while serving as a fighter pilot and leading the establishment of Israel’s second Apache Squadron. Mr. Samuel received an M.B.A. from Northwestern University’s Kellogg School of Management and received an undergraduate Business and Law degree from The Interdisciplinary Center in Herzliya, Israel.

Proposed Resolutions

We are proposing the adoption of the following resolutions at the Meeting pursuant to this Proposal 2:

(a)	“RESOLVED, that the election of Mr. Stephen Nigro to fill a vacancy as a Class III director on the Board of Kornit Digital Ltd., for a remaining term of two years that expires at Kornit’s annual general meeting of shareholders in 2021 and upon the due election and qualification of his successor, be, and hereby is, approved in all respects”; and

(b)	“RESOLVED, that the election of Mr. Ronen Samuel to fill a vacancy as a Class III director on the Board of Kornit Digital Ltd., for a remaining term of two years that expires at Kornit’s annual general meeting of shareholders in 2021 and upon the due election and qualification of his successor, be, and hereby is, approved in all respects”.

Required Vote

As is more fully described above (under “Vote Required for Approval of the Proposals”), the vote required for the election of each of Mr. Stephen Nigro and Mr. Ronen Samuel as a Class III director is the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the Meeting and voting on paragraph (a) or (b), as applicable, of this proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends that you vote “FOR” the election of each of the two nominees to serve as Class III directors.

PROPOSAL 3

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

Background

In June 2018, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, which we refer to as Kost Forer, was appointed by our shareholders as our independent auditors for the fiscal year ended December 31, 2018, and for such additional period until the Meeting. The audit committee of our Board has approved the re-appointment of Kost Forer as our independent auditors for the fiscal year ending December 31, 2019 and for such additional period until the 2020 annual general meeting of shareholders. In furtherance of such approval, the Board has nominated Kost Forer once again for re-appointment as the independent auditors of the Company for the foregoing period of time. Based upon the recommendation of the audit committee and the Board, we are submitting to our shareholders for approval the reappointment of Kost Forer as the Company’s independent auditors for the year ending December 31, 2019 and for the additional period until the annual general meeting to be held in 2020. We are furthermore proposing that our shareholders authorize the Board, with power of delegation to the audit committee, to determine the compensation of the auditors in accordance with the volume and nature of their services.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer, in each of the previous two fiscal years:

	Year Ended December 31, 2017		Year Ended December 31, 2018
	Amount	Percentage	Amount	Percentage
	(amounts in thousands, US $)
Audit fees	$336	73%	$319	70%
Audit-Related Fees
Tax Fees	104	23%	81	18%
All Other Fees	17	4%	53	12%
Total	$457	100%	$453	100%

“Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent auditors provide, such as consents and assistance with and review of documents filed with the SEC.

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent auditors for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent auditors with respect to government incentives and other matters.

Our audit committee follows pre-approval policies and procedures for the engagement of our independent auditors to perform certain audit and non-audit services. Pursuant to those policies and procedures, which are designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent auditors.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2019 and for such additional period until the next annual general meeting of shareholders, such re-appointment having been previously approved by the audit committee of the Board.”

“RESOLVED, that the Company’s Board (with power of delegation to the audit committee of the Board) be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.”

Required Vote

The approval of Proposal 3 requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and voting on the proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends that you vote “FOR” (i) the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as the independent auditors of the Company for the fiscal year ending December 31, 2019 and for such additional period until the next annual general meeting of shareholders and (ii) the authorization of the Board to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.

PROPOSAL 4

RATIFICATION AND CLARIFICATION OF CERTAIN EMPLOYMENT TERMS OF OUR CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company, or any changes to those terms, generally require the approval of the compensation committee, the board of directors and the shareholders.

In June 2018, we entered into an employment agreement with Mr. Ronen Samuel, our chief executive officer, or CEO, which we refer to as the Employment Agreement. Under the Employment Agreement, which our shareholders approved at our 2018 annual general meeting of shareholders, held on July 19, 2018, Mr. Samuel is entitled to receive a base salary, which is currently set at NIS 110,000 per month (approximately US $31,100, as per the exchange rate in effect on July 15, 2019). Mr. Samuel is also entitled to an annual bonus of up to twelve monthly salaries, consisting of (i) up to seven months’ salary, if he meets specified targets agreed upon by our Board and Mr. Samuel, and (ii) up to five months of additional salary for exceeding those specified targets.

When reviewing the compensation package previously approved for Mr. Samuel, our compensation committee of the Board, and the Board, noted two things:

(1) The intention of the compensation committee of our Board, and the Board, was to hire Mr. Samuel on terms of employment similar to those of Mr. Gabi Seligsohn, our previous CEO. However, under the terms of Mr. Samuel’s employment agreement, the Board does not have the ability previously granted to it with respect to Mr. Seligsohn, to grant a bonus based on achievements other than the targets set by the compensation committee and Board in the management bonus plan established at the beginning of each year in accordance with our Compensation Policy. That limits the ability of our compensation committee and Board, in their year-end review of Mr. Samuel, to reward him for his performance beyond the relevant predetermined specified targets, if warranted for a particular year. The compensation committee and Board have therefore ratified, and propose that our shareholders likewise ratify, clarifying Mr. Samuel’s bonus structure so that it matches what had been provided previously (and approved by our shareholders) for Mr. Seligsohn— to allow for up to three months’ base salary to be awarded annually as an additional bonus for achievements not included in the annual management bonus plan.

●	Upon applying that annual, year-end, achievements-based assessment to Mr. Samuel’s performance in 2018, our compensation committee and Board determined that he should be awarded a bonus of NIS 137,000 (approximately US $38,600 as of July 15, 2019). That cash bonus amount is equal to 1.25 times Mr. Samuel’s monthly compensation. As support for their assessment, the compensation committee and Board cited Mr. Samuel’s leadership of the outstanding transition for our Company during the period following his appointment to replace Mr. Gabi Seligsohn as our chief executive officer, which was significant for our achievement of our long-term goals.

(2) Mr. Samuel’s terms of employment, as approved by the compensation committee and the Board, provide for the acceleration of the vesting of one-half of his then-unvested equity upon the occurrence of a Change of Control (as defined in the Employment Agreement and in Mr. Samuel’s RSU grant agreement) that occurs at least 24 months following the commencement of Mr. Samuel’s employment and that is followed by termination of his employment within six months of the Change of Control, either (i) by the Company, other than for cause, or (ii) by Mr. Samuel, for good reason— i.e., a material diminishment in the terms of his employment or responsibilities, or a reduction in his compensation terms or benefits. We did not, however, highlight those acceleration provisions in the proxy statement sent to our shareholders in preparation for the July 2018 annual shareholder meeting at which Mr. Samuel’s Employment Agreement was approved. Our compensation committee and Board would therefore like our shareholders to ratify those clarified terms of accelerated equity vesting at the Meeting.

Based on the above-described review of Mr. Samuel’s compensation terms, our compensation committee and Board have therefore ratified, and are proposing that our shareholders likewise ratify, the above-described clarifications to the terms of the Employment Agreement, which we refer to collectively as the Clarifications, pursuant to which:

●	Mr. Samuel may be eligible to receive annually, in addition to the bonus under the Management Bonus Plan, a bonus of up to three months’ worth of base salary based on achievements to be determined by the compensation committee and Board at or following year-end, which, for 2018, would yield a bonus of NIS 137,000 (approximately US $38,600 as of July 15, 2019); and

●	the vesting of one-half of Mr. Samuel's then-unvested equity securities granted to him by our Company will fully accelerate upon a Change of Control occurring after August 2020 that is followed by termination of Mr. Samuel’s employment within six months thereof, either (i) by the Company, other than for cause, or (ii) by Mr. Samuel, for good reason— i.e., a material diminishment in the terms of his employment or responsibilities, or a reduction in his compensation terms or benefits.

Our compensation committee and our Board have determined that the proposed Clarifications are consistent with our Compensation Policy.

Proposed Resolutions

We are proposing the adoption by our shareholders at the Meeting of the following resolutions pursuant to Proposals 4(a)-(b):

(a) “RESOLVED, that the Clarification of the bonus provisions for Mr. Ronen Samuel, our chief executive officer, to include (in addition to his bonus under the management bonus plan) a bonus of up to three months’ worth of base salary based on achievements to be determined by the compensation committee and Board at or following year-end, which, for 2018, would yield a bonus of NIS 137,000 (approximately US $38,600 as of July 15, 2019), as described in Proposal 4(a) in the Proxy Statement relating to the Meeting, be, and hereby is, ratified in all respects.”

(b) “RESOLVED, that the Clarification of the vesting provisions for the equity granted by our Company to Mr. Ronen Samuel, our chief executive officer, such that the vesting of one-half of the then-unvested equity accelerates upon a Change of Control occurring after August 2020 that is followed by termination of Mr. Samuel’s employment within six months thereof, subject to the other conditions described in Proposal 4 in the Proxy Statement relating to the Meeting, be, and hereby is, ratified in all respects.”

Required Vote

The vote required for approval of each of Proposals 4(a) and 4(b) is the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the Meeting and voting on the proposal (excluding abstentions and broker non-votes).

In addition, under the Companies Law, the approval of the ratification and clarification of the above-described compensation terms of our CEO under each of Proposals 4(a) and 4(b) requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●	the majority voted in favor of those compensation terms includes a majority of the shares held by shareholders who are not controlling shareholders and do not have a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of those terms that are voted at the Meeting (excluding abstentions and broker non-votes); or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against those compensation terms must not exceed 2% of the aggregate voting power in the Company.

Please see “Vote Required for Approval of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and/or a conflict of interest with respect to your vote on Proposals 4(a) and 4(b).

A shareholder must inform us before the vote (or if voting by proxy or voting instruction form, indicate in the proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of Proposals 4(a) and 4(b), and failure to do so disqualifies the shareholder from participating in the vote on the relevant proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of these proposals (and to therefore be counted towards or against the special majority required for approval of the proposals), you must check the box “FOR” in Items 4(a)A and 4(b)A on the accompanying proxy card or voting instruction form when you record your vote on Proposals 4(a) and 4(b), respectively. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 4(a) and/or 4(b) (as applicable), you should instead check the box “AGAINST” in Item 4A and/or 4(b) (as applicable) on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards determining whether an ordinary majority has been received in favor of Proposal 4(a) or 4(b) (as applicable), but will not be counted towards determining whether a special majority has been achieved for approval of that proposal.

Recommendation

Our compensation committee and Board unanimously recommend that you vote in favor of the ratification of the proposed Clarifications with respect to Mr. Samuel’s employment terms.

PROPOSAL 5

APPROVAL OF A ONE-TIME GRANT OF OPTIONS FOR OUR CHIEF EXECUTIVE OFFICER

Background

Under our Compensation Policy, our Company may grant to our executive officers equity awards— including options to purchase ordinary shares— under our 2015 Incentive Compensation Plan, or the 2015 Plan, and/or under such other equity plans that we may adopt from time to time. In light of the growth of our Company’s operations, as reflected in the substantial growth of our market capitalization, each of our compensation committee and our Board has determined that it is an appropriate, long-term incentive-based compensatory measure to grant to our CEO, Mr. Ronen Samuel, a special one-time equity award in the form of options to purchase 100,000 ordinary shares (the terms of which are described below). The compensation committee and Board believe that the nature of the proposed grant— options, the value of which is tied to the appreciation of the market price of our ordinary shares— appropriately aligns the interests of our shareholders with those of Mr. Samuel, the proposed grantee, and encourages him to continue to enhance shareholder value. The compensation committee and Board furthermore believe that the terms of the proposed options (as further described below), which include a four-year vesting period during which the grantee must remain employed as our CEO in order to continue to vest, require a long-term commitment by the grantee to our Company, and by extension, to the best interest of our shareholders.

The terms of the proposed options award, which would be granted pursuant to Mr. Samuel’s employment terms and our 2015 Plan, are as follows:

○	the options will be granted as of the date of the Meeting;

○	the options will have an exercise price equal to the closing sales price per share of our ordinary shares on the Nasdaq Global Select Market on the date of grant;

○	subject to Mr. Samuel’s continued employment as our CEO, the options will vest over the course of a four-year period commencing on the grant date, with 25% of the options vesting on the first anniversary of the grant date, followed by quarterly vesting thereafter of 6.25% of the options at the end of each quarter of continuous employment as CEO over the following 12 quarters;

○	the options will have a term expiring ten years from the date of grant, unless earlier terminated in accordance with the 2015 Plan;

○	the options will be exercisable for one year following Mr. Samuel’s termination of service as CEO of our Company, subject to the ten-year expiration date described in the previous bullet-point;

○	one-half of the options then unvested (if any), shall become fully vested and exercisable upon a Change of Control (in the same manner, and subject to the same conditions, as are described in Proposal 4(b) above) ; and

○	the options will be subject to other terms of the 2015 Plan.

Each of our compensation committee and Board has confirmed that the proposed options grant is consistent with the terms of the Compensation Policy.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to this Proposal 6:

“RESOLVED, that a one-time, special grant of options to purchase 100,000 ordinary shares to Mr. Ronen Samuel, the Company’s CEO, subject to the terms described in Proposal 5 in the Proxy Statement relating to the Meeting, be, and hereby is, approved.”

Required Vote

The vote required for approval of the special, one-time options grant under Proposal 5 is the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the Meeting and voting on this proposal (excluding abstentions and broker non-votes).

In addition, under the Companies Law, the approval of the special, one-time options grant under this Proposal 5 requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●	the majority voted in favor of the one-time options grant includes a majority of the shares held by shareholders who are not controlling shareholders and do not have a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of the options grant that are voted at the Meeting (which excludes abstentions and broker non-votes); or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the options grant must not exceed 2% of the aggregate voting power in the Company.

Please see “Vote Required for Approval of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and/or a conflict of interest with respect to your vote on this proposal.

A shareholder must inform us before the vote (or if voting by proxy or voting instruction form, indicate via the proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of Proposal 5, and failure to do so disqualifies the shareholder from participating in the applicable vote. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of Proposal 5 (and to therefore be counted towards or against the special majority required for approval of Proposal 5), you must check the box “FOR” in Item 5A on the accompanying proxy card or voting instruction form when you record your vote on Proposal 5. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 5, you should instead check the box “AGAINST” in Item 5A on the enclosed proxy card or voting instruction form. In that case, your vote on Proposal 5 will be counted towards determining whether an ordinary majority has been received in favor or against the proposal, but will not be counted towards determining whether a special majority has been achieved for approval of the proposal.

Recommendation

Our compensation committee and Board unanimously recommend that you vote in favor of the special one-time options grant to be awarded to our CEO.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2018. A copy of the 2018 Form 20-F— which contains those audited consolidated financial statements— is available to our shareholders through the SEC website, www.sec.gov, and at the Investor Relations section of our website at http://ir.kornit.com. Neither of such websites is a part of this Proxy Statement.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2019 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

Our 2018 Form 20-F, filed with the SEC on March 26, 2019, is available for viewing and downloading at the SEC’s website at www.sec.gov, as well as at the Investor Relations section of our website at http://ir.kornit.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing and furnishing reports with or to (as applicable) the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

By order of the Board of Directors: Yuval Cohen Chairman of the Board of Directors

Rosh Ha’ayin, Israel

July 18, 2019